Filed pursuant to Rule 433 Registration No. 333-125271

Wachovia Corporation

$1,000,000,000 Three-Month LIBOR Floating Rate Notes due October 15, 2011

Issuer:	Wachovia Corporation
Principal Amount:	$ 1,000,000,000
Settlement Date:	October 23, 2006
Maturity Date:	October 15, 2011
Interest Rate & Spread:	3 Month USD-LIBOR-BBA plus 0.13%
Coupon Reset Dates:	Quarterly on the 15th of January, April, July and October
First Coupon Reset Date:	January 16, 2007
Payment Dates:	Quarterly on the 15th of January, April, July and October
First Payment Date:	January 16, 2007
Business Day Convention:	Modified Following Business Day (London & New York Business Days)
Index Definition:	USD-LIBOR-BBA means that the rate for a Coupon Reset Date will be the rate for deposits in U.S. Dollars for a period of the Index Maturity which appears on the Telerate Page 3750 as of 11:00 a.m., GMT, on the day that is two London Banking days preceding that Coupon Reset Date.
Day Count Basis:	Actual/ 360
Price to Public:	100%
Gross Spread:	0.35%
Gross Spread ($):	$3,500,000
Net Proceeds to Issuer:	$996,500,000
CUSIP / ISIN:	929903CG5 / US929903CG57
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$895,000,000
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	$15,000,000
	Citigroup Global Markets Inc.	$15,000,000
	Loop Capital Markets, LLC	$15,000,000
	Morgan Stanley & Co. Incorporated	$15,000,000
	Muriel Siebert & Co., Inc.	$15,000,000
	Samuel A. Ramirez & Company, Inc.	$15,000,000
	Sandler O'Neill & Partners, L.P.	$15,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com. The issuer intends to apply to the Luxembourg Stock Exchange to list the Notes for trading thereon. No assurance can be given that any such listing will be obtained, or if obtained, will be maintained.